Exhibit 99.60

FORM 4
LISTING AGREEMENT

IN CONSIDERATION of the listing of the securities referred to in the Issuer’s Listing Statement or in consideration of the subsequent listing of all other securities, the undersigned (hereinafter called the “Issuer”) hereby agrees with CNSX Markets Inc. (hereinafter called “CSE”, the “Exchange” or “Canadian Securities Exchange”) that:

1.       The Issuer shall, and shall cause its Related Persons, employees, agents, and consultants to comply, be bound by and observe all existing regulations, by-laws, rules and policies of the Exchange and all amendments and additions which may hereafter be made thereto and all applicable legal requirements including, but not limited to, those of its incorporating statutes, all laws, rules, regulations, policies, notices and interpretation notes, discussions, annals and directives of all securities regulatory authorities having jurisdiction over the Issuer and with all other laws, rules and regulations applicable to its business or undertaking.

2.	Without limiting the generality of paragraph 1 hereof the Issuer shall:

(a)	furnish to the Exchange or the Market Regulator, at any time upon demand, all such material information or documentation concerning the Issuer as the Exchange may require;

(b)	not issue any securities without making the requisite postings required by the Exchange Policies;

(c)	maintain transfer and registration facilities where all listed securities shall be directly transferable and registrable, and no fee shall be charged for the transfer and registration of such securities (other than government stock transfer taxes);

(d)	have on hand a sufficient supply of certificates to meet demand for the transfer of share certificates, such certificates to be in accordance with Exchange specifications, unless the class of securities is entirely book- based;

(e)	post all forms, notices, particulars, reports, statements and information required by the Exchange Policies or otherwise by the Exchange, in such detail and form, as the Exchange may from time to time demand;

(f)	make prompt public disclosure of any material information, whether favourable or unfavourable, in accordance with Exchange Policies; and

FORM 4 - LISTING AGREEMENT January 2015 Page 1

(g)	pay, when due, all applicable fees established by the Exchange.

3.       The Issuer acknowledges that the Exchange shall have the right, at any time, to halt or suspend listing in any securities of the Issuer with or without notice and with or without giving any reason for such action, or to disqualify such securities for quotation in accordance with Exchange Policies;

4.       The Exchange, at the Issuer’s cost, may obtain independent advice or consulting services with respect to any matter relating to the Issuer provided that the Exchange has first afforded the Issuer the opportunity to satisfy the particular filing requirements of the Exchange with respect to such matter. The Issuer hereby agrees to fully reimburse and indemnify the Exchange for all such expenses, costs and fees incurred by the Exchange.

5.       The Issuer submits to the jurisdiction of the Exchange and the Market Regulator, including without limitation, the Exchange’s and the Market Regulator’s regulation, investigation and enforcement jurisdiction.

6.       The Issuer acknowledges that the Exchange may collect such personal information about the Related Persons of the Issuer as it may require and, notwithstanding the qualification for listing of its securities, the Issuer agrees that either (i) it will remove, or cause the resignation of or termination of the contract of, any Related Person which the Exchange determines is not suitable; or (ii) the Exchange may immediately disqualify for quotation the Issuer’s securities.

7.       This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to conflicts of law rules.

8.       Terms defined in the Exchange Policies are incorporated by reference into this Agreement.

Signed at New York, NY on the 14th day of November, 2018

Acreage Holdings, Inc.

Name of Company

Glen Leibowitz

Signing Officer

FORM 4 - LISTING AGREEMENT January 2015 Page 2

Chief Financial Officer	(signed) “Glen Leibowitz”
Office Held	Signature

Kevin Murphy
Signing Officer

Chief Executive Officer	(signed) “Kevin Murphy”
Office Held	Signature

FORM 4 - LISTING AGREEMENT January 2015 Page 3